UNITED STATES OF AMERICA

                 BEFORE THE SECURITIES AND EXCHANGE COMMISSION


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                                              :
              In the Matter of                :
                                              :
      OHIO VALLEY ELECTRIC CORPORATION        :  CERTIFICATE OF
               Piketon, Ohio                  :  NOTIFICATION
                                              :  NO. 10
                 (70-8527)                    :
                                              :
Public Utility Holding Company Act of 1935    :
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      THIS IS TO CERTIFY THAT OHIO VALLEY  ELECTRIC  CORPORATION,  in accordance with the terms and conditions of, and for the purposes represented by the Application or declaration herein, the order of the Securities and Exchange Commission with respect thereto, dated December 28, 1994, amended December 12, 1996, March 4, 1998 and December 6, 1999, made short-term note borrowings from banks during the calendar quarter ended June 30, 2000, as summarized in Exhibit A.

      This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding.

                        OHIO VALLEY ELECTRIC CORPORATION


                         By: /s/ John F. Di Lorenzo, Jr.
                               Assistant Secretary


Dated:  July 19, 2000

                                    EXHIBIT A

   SHORT TERM         ISSUE        MATURITY              INTEREST        PRINCIPAL                           MATURITY
    DEBT TYPE         DATE           DATE        DAYS     RATE %         BORROWED          INTEREST            VALUE
       BL           04/17/00       10/16/00       182     7.55000     $ 10,000,000.00    $ 381,694.44     $ 10,381,694.44
       BL           04/20/00       10/17/00       180     7.02000     $  5,000,000.00    $ 175,000.00     $  5,175,000.00
       BL           05/26/00       11/27/00       185     7.55000     $ 10,000,000.00    $ 387,986.11     $ 10,387,986.11
       BL           06/27/00       07/27/00        30     7.67380     $  5,000,000.00    $  31,974.17     $  5,031,974.17
